Exhibit 99.1
FOR IMMEDIATE RELEASE — SEPTEMBER 10, 2008 — CALGARY, ALBERTA — PETROFLOW ENERGY LTD. (TSXV Symbol — PEF; AMEX Symbol — PED)
PETROFLOW ENERGY LTD. ANNOUNCES AUGUST 2008 OPERATIONS UPDATE AND MARKS MAJOR PRODUCTION RATE MILESTONE
Petroflow is pleased to announce, that on September 3, 2008, for the first time in the Company’s history, daily production exceeded 3,000 BOEs per day of production at 3,070 BOEs (18,420 mcfe) per day. “This is a tremendous milestone for our Company. Starting at zero in June 2005, we have grown our production to over 3,000 BOEs per day almost entirely through the drill bit,” stated Petroflow’s COO, Sandy Andrew.
Petroflow is also providing an update regarding August 2008 operational results including the current status of Oklahoma drilling activities.
Overall Operations
During the month of August 2008 our exit rate was 2,917 BOEs (17,502 mcfe). We averaged approximately 2,790 BOEs (16,738 mcfe) per day of production during August of which approximately 18% was oil and 82% natural gas and associated liquids. Our average daily production, net to our working interest, increased by 6% over July 2008.
Oklahoma Drilling Activity
During July 2008, we commenced drilling activities on our first new project area in Oklahoma outside of the original seven county Farmout area in which we had previously concentrated our efforts. We completed an initial saltwater disposal well on August 4, 2008 and immediately commenced drilling our first production well. “This expansion of our activities marks a new highlight for Petroflow Energy,” stated Company CEO, John Melton. “This well is the first of several wells we intend to drill in this area, and we expect this opportunity will increase our rate of growth well beyond the original Farmout limits.”
To date we continue to enjoy a 100% success rate in our Oklahoma drilling activity. Our average daily production net to our working interest in the field increased 7% over July 2008.
Following is a table outlining the status of our drilling activities in the Hunton resource play.
DRILLING ACTIVITY

Total wells on production as at August 1, 2008	45
Wells brought on production to September 8, 2008	3
Wells currently drilling	4
Wells in completion phase	1
Salt water disposal wells drilled	4
Wells awaiting hookup	—

TOTAL	57

Other areas
The Texas and Alberta properties continue to produce at a steady rate and provide a consistent cash flow for operations.
Forward-Looking Statements
This news release contains statements about oil and gas production and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
BOEs derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
Macam Investor Relations
Cameron MacDonald
403-695-1006
866-264-0743
www.macamgroup.com
Investor Awareness, Inc.
Tony Schor or James Foy
847-945-2222
www.investorawareness.com
Petroflow Energy Ltd.
John Melton, President & CEO
504-453-2926
Duncan Moodie, CFO
403-539-4311
www.petroflowenergy.com
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.